                 SUBJECT TO COMPLETION, DATED FEBRUARY 16, 2000
                                                     REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                              LJL BIOSYSTEMS, INC.

             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                   77-0360183
 (State or Other Jurisdiction      (I.R.S. Employer
              of                Identification Number)
Incorporation or Organization)

                                404 TASMAN DRIVE
                              SUNNYVALE, CA 94089
                                 (408) 541-8787

  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                 LEV J. LEYTES
                      CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                              LJL BIOSYSTEMS, INC.
                                404 TASMAN DRIVE
                              SUNNYVALE, CA 94089
                                 (408) 541-8787

(Name, Address Including Zip Code, and Telephone Number Including Area Code, of
                               Agent for Service)
                         ------------------------------

                                   COPIES TO:

                                 MARK B. WEEKS
                                STEPHEN B. THAU
                               KATHRYN M. FULTON
                               VENTURE LAW GROUP
                           A PROFESSIONAL CORPORATION
                              2800 SAND HILL ROAD
                              MENLO PARK, CA 94025
                         ------------------------------

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.
                         ------------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                          PROPOSED MAXIMUM      PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF            AMOUNT TO           OFFERING PRICE          AGGREGATE             AMOUNT OF
  SECURITIES TO BE REGISTERED        BE REGISTERED          PER UNIT(1)        OFFERING PRICE(1)      REGISTRATION FEE
Common Stock, par value
  $0.001........................       1,757,545               $15.31             $26,908,014              $7,104

(1) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low closing price of the Common Stock as reported on The Nasdaq National Market on February 11, 2000 pursuant to Rule 457(c).
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 16, 2000
PROSPECTUS

                                     [LOGO]

                                404 TASMAN DRIVE
                              SUNNYVALE, CA 94089
                                 (408) 541-8787

                             ---------------------

                        1,757,545 SHARES OF COMMON STOCK

                                ----------------

    THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 9 IN DETERMINING WHETHER TO PURCHASE OUR COMMON STOCK.

    The selling stockholders identified on page 22 of this prospectus are offering these shares of common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 20. We will not receive any portion of the proceeds from the sale of these shares.

    Our common stock is quoted on the Nasdaq National Market under the symbol LJLB.

    On February 14, 2000, the last sale price of our common stock on the Nasdaq National Market was $16.00 per share.

                                                                UNDERWRITING     PROCEEDS TO
                                                 PRICE TO      DISCOUNTS AND       SELLING
                                                  PUBLIC         COMMISSION      STOCKHOLDERS
                                              --------------   --------------   --------------
Per Share...................................  See Text Above   See Text Above   See Text Above
Total.......................................

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                THE DATE OF THIS PROSPECTUS IS FEBRUARY   , 2000

                               TABLE OF CONTENTS

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
                                                                PAGE
                                                              --------
THE COMPANY.................................................      1

RISK FACTORS................................................      9

USE OF PROCEEDS.............................................     20

ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS............     20

PLAN OF DISTRIBUTION........................................     20

SELLING STOCKHOLDERS........................................     22

LEGAL MATTERS...............................................     23

EXPERTS.....................................................     23

WHERE YOU CAN FIND MORE INFORMATION.........................     23

INFORMATION NOT REQUIRED IN PROSPECTUS......................     24

    WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER.

                                  THE COMPANY

    We design, produce and sell primarily to pharmaceutical and biotechnology firms, infrastructure products and, to a lesser extent, services that accelerate and enhance the process of discovering new drugs. Our proprietary integrated technology platform is comprised of instrumentation and consumables (microplates and fluorescence-based assay technologies) designed to provide flexible solutions to the current and evolving high throughput requirements of drug discovery laboratories. We intend to establish our products, marketed as CRITERION-TM-, as the "gold standard" for addressing many of the key bottlenecks in drug discovery. Further, we believe that, in the future, as more details of the human genome become available, pharmaceutical and biotechnology firms will begin utilizing high throughput screening in genomics during their search for new drugs. In this regard, recently, we have demonstrated that certain products from our CRITERION product line can be used to genotype or characterize single nucleotide polymorphisms, or SNPs, and we have begun to commercialize these products for genotyping applications.

DRUG DISCOVERY

    The drug discovery process involves the synthesis and testing, or screening, of compounds against a target. A compound is a molecule that might influence a disease by its effect on a target. Targets are biological molecules, such as enzymes, receptors, other proteins and nucleic acids that are believed to play a role in the onset or progression of a disease. The stages of the drug discovery process include:

    - target identification,

    - target validation (including genotyping of SNPs),

    - assay development,

    - primary screening,

    - secondary and tertiary screening,

    - lead compound optimization and

    - clinical candidate selection.

DRUG DISCOVERY--SCREENING

    Targets are identified based on their potential role in altering the progression or prevention of a disease. Until recently, scientists using conventional methods had identified only a few hundred targets, many of which had not been comprehensively screened. Recent developments in molecular biology and genomics have led to a dramatic increase in the number of targets available for drug discovery.

    After a target is validated, the researcher selects a library of compounds to screen against this target. Compounds have historically been obtained from natural sources or synthesized one at a time. Traditionally, pharmaceutical companies, using conventional synthesis techniques, have compiled their compound libraries over decades. However, recent technology advancements in parallel synthesis combinatorial chemistry and other chemical synthesis techniques, as well as licensing arrangements, have enabled industrial and academic groups to greatly increase the supply and diversity of compounds available for screening against targets. As a result, many researchers now have access to libraries of hundreds of thousands of compounds.

    Prior to high throughput screening of compounds against a target, a biological test or assay must be developed. An assay is a combination of reagents, which measures the effect of a compound on the activity of a target. Assay development involves screening the assays to optimize performance against the selected target and are broadly classified as either biochemical or cellular. Following target and compound library selection and synthesis and assay development, the compounds must be screened to determine their effect on the target, if any. In the primary screening campaign, a compound that has an effect on the target is defined as a hit. A greater number of compounds screened against a given target result in a higher statistical probability that a hit will be identified, assuming that the library is sufficiently diverse. Scientists use both cellular and biochemical assays in their drug discovery efforts. Both types of assays use a variety of detection methods, including:

    - absorbence,

    - radioisotopic,

    - luminescence and

    - a variety of fluorometric technologies, such as fluorescence intensity, fluorescence polarization and time-resolved fluorescence.

    Biochemical assays are usually performed with purified molecular targets and generally have certain advantages, such as speed, convenience, simplicity and specificity. Cellular assays are performed with living cells, which may sacrifice speed and simplicity, but may deliver more biologically relevant information. Once a compound is identified as a hit, and the data is validated in a follow up screen, several secondary and tertiary screens are performed to evaluate its potency and specificity for the intended target. This cycle of repeated screening continues until a small number of lead compounds is selected. Further screening, notably against pharmacokinetic and toxicological parameters, optimizes these lead compounds. Optimized lead compounds with the greatest therapeutic potential and window of selectivity may be selected as candidates for clinical evaluation.

    Due to the recent dramatic increase in the number of available compounds and targets, a bottleneck has developed at the screening stage of the drug discovery process. Historically, screening has been a manual, time-consuming process. Screening significantly larger numbers of compounds against an increasing number of targets requires a system that can operate with a high degree of automation and analytical flexibility.

    To address these bottlenecks, we have developed instrumentation and assays to provide integrated high throughput solutions. We believe that our technology platform addresses the major throughput limitations associated with current high throughput systems and will allow our customers to accelerate the identification and optimization of lead compounds for development into new medicines.

DRUG DISCOVERY--GENOTYPING

THE GENOMICS SCIENCES MARKET

    We are participating in the new field of high throughput genomics. By using the knowledge of DNA (deoxyribonucleic acid) variations, genomics provides the potential of discovering better, safer and more efficacious drugs. These variations in DNA are believed to be the origin of many differences between individuals, including disease predispositions and dissimilarity in drug responses. A category of common variations in DNA are known as single nucleotide polymorphisms, or SNPs. SNPs represent the smallest possible genetic change, and occur where the DNA molecules of different individuals vary at a single location. In the future, we believe that SNP analysis may play an essential role in the development of drugs, diagnostics and other life science applications.

    The process of determining the SNPs present in an individual is one method of genotyping. It is generally estimated that there are millions of SNPs inherited from each parent. Some SNPs may be genetic markers of inherited diseases or responsible for individual differences in drug responsiveness. Determining which patients have such markers is called patient stratification. While most SNPs are believed to be of no medical consequence, thousands of SNPs are expected to be medically relevant and correlate to disease susceptibility or responsiveness to therapy. Establishing such a correlation is called an association study. To capture this information, up to tens of thousands of SNPs may have to be measured in each individual.

    After a SNP is discovered, its potential relevance for human health must be validated by determining how common the variation is in different segments of the population. To identify the small subset of SNPs that occur with the greatest frequency in human disease or are responsible for variations in drug responsiveness, hundreds of millions of SNP measurements must be made and correlated with health and other physical and mental features of interest. SNPs with a validated medical relevance may be useful in drug development and human medical diagnostics. Identification of these SNPs will require a highly accurate, cost-efficient, high throughput DNA analysis technology.

CURRENT SCREENING SYSTEMS

    Many screening systems operate with varying degrees of automation. Full automation--from sample dispensing to data collection--enables round-the-clock operation, thereby increasing the screening rate. Fully automated high throughput systems consist of assay analyzers, liquid handling systems, robotics, a computerized system for data management, reagents and assay kits and microplates. A microplate is a plastic plate that generally contains 96 wells, 384 wells or 1,536 wells, each well holding a mixture of a target, a compound and reagents. In the automated high throughput process, a robot moves a microplate among preparatory stations and then delivers the microplate to the analyzer. In the case of fluorescence-based assays, after the microplate is placed into the analyzer, the instrument directs a light source onto a well. The intensity of the light emitted from the well in response to this light source is then measured by the analyzer, showing the degree of the effect, if any, of the compound on the target. In this manner, the analyzer detects and measures possible bioactivity of a compound against a target.

    Most screening systems utilize general-purpose assay analyzers, which were not originally designed for high throughput use. We believe that most screening systems in use today have the following limitations:

    LACK OF ANALYTICAL FLEXIBILITY. Many general-purpose analyzers do not provide sufficient analytical flexibility because they operate in only one or a few types of assay detection modes. In order to perform assays using different detection modes, researchers generally must physically move such analyzers and reconfigure the high throughput line. Alternatively, researchers may set up the high throughput line with multiple general-purpose analyzers, which often results in critical space constraints.

    INADEQUATE SENSITIVITY. As researchers continue to use smaller assay volumes to reduce reagents costs and increase throughput, many general-purpose analyzers are inadequate because they are not sensitive enough to read results based on these smaller volumes. Inadequate sensitivity may result in:

       - missed hits,

       - limited research capabilities,

       - increased costs of compounds, assays and reagents and

       - lower throughput.

    POOR HIGH THROUGHPUT SYSTEM INTEGRATION. Most analyzers have not been designed specifically for a high throughput environment. They are difficult and expensive to integrate into a high throughput automated line. Even after the analyzer is integrated into the high throughput line, there are often many problems, including:

       - increased probability of system failures,

       - loss of data,

       - time delays and

       - loss of costly compounds and reagents.

    INABILITY TO REACH HIGH PERFORMANCE IN DENSER FORMATS. Many analyzers can achieve high performance in the standard 96-well microplate format. However, drug discovery companies are moving to the denser 384-well and 1,536-well formats to reduce costs of reagents, assays and compounds, while increasing throughput. Most existing analyzers cannot achieve high performance in this denser format.

    LIMITATIONS OF CURRENT ASSAYS. Many assays in use today are performed in a complex, multi-step process and are expensive, time-consuming and difficult to implement in a high throughput setting. In addition, certain assays use radioactive isotopes, which are hazardous and result in expensive waste-disposal. Fluorescence-based assays are becoming more accepted in high throughput settings due to the relative lack of waste-disposal problems, as well as their sensitivity, versatility and adaptability to high throughput. However, historically the use of many of the fluorescence-based assays in high throughput was limited by the relative insensitivity of available analyzers. Certain assays are also unsuitable for high throughput because of the low sensitivity of both the assay and general-purpose analyzer.

    The high throughput laboratory today must balance the needs for performance, such as dynamic range, sensitivity and analytical flexibility. The increasing use of high throughput and the need for higher throughput further exposes the limitations of current screening systems. These limitations result in higher costs, lower throughput and lower productivity.

OUR SOLUTION

    We design, produce and sell products under the CRITERION-TM- name specifically targeted for both the current and evolving high throughput markets. To develop these products, we have assembled an integrated team of scientists and engineers with expertise in fluorescence chemistry, biophysics, biochemistry, chemical and mechanical engineering, electronics and software. Since our inception in 1988, we have designed, developed and manufactured high performance clinical diagnostics analyzers and other automated instruments.

    Starting in the second half of 1996, we began focusing on the high throughput market. Since then our efforts have resulted in the achievement of several key milestones.

    - In May 1998, we began shipping Analyst-TM- HT, our first-generation detection system for the high throughput market. This system was designed specifically for the high throughput market and offers multi-mode capability, flexibility and performs up to 70,000 screens per day.

    - Later in 1998, we shipped our first ultra-high throughput system, Acquest-TM-. Also multi-modal, the Acquest was designed to accept microplates with both 384-well and 1,536-well formats. Assay throughput is estimated at up to 200,000 tests per day.

    - In June 1999, we began shipping Analyst AD, which was designed specifically for assay development and is fully compatible with Analyst HT.

    We believe that the Analyst and Acquest product lines provide several important customer benefits, including:

       - increased throughput,

       - improved analytical performance and flexibility, especially in higher density formats,

       - lower reagents costs and

       - the ability to be quickly integrated into existing high throughput laboratories and to evolve with changing high throughput needs.

    We have developed and are developing value-added, application-specific reagents, assay kits and microplates, which are being optimized for use in high throughput systems and specifically for use with our Analyst and Acquest product lines.

    - In 1998, we introduced and shipped our first value-added consumable product, the TKX-TM-, or Tyrosine Kinase Fluorescence Polarization assay kit.

    - In September 1998, we started marketing our High Efficiency (HE) line of microplates.

    - In September 1999, we started marketing four additional assay and reagent products including:

       - DPX-TM- for dopamine receptor screening,

       - cyclic AMP (cAMP) for a general cell signaling molecule,

       - ProteasePX-TM- for protease inhibitor screens and

       - a new proprietary fluorescent reagent, Sunnyvale Red-TM-.

    In addition, we are currently developing several other consumable products, including additional assays, which will be optimized to perform with our instruments. We believe that customers will prefer to purchase consumables and instruments from a single source for convenience, ongoing support and accountability.

OUR DRUG SCREENING STRATEGY

    Our successful market introductions in 1998 of two instruments and our TKX assay kit, followed by our introduction of one additional instrument and four additional assays in 1999, helped to establish our brand and set the stage for other new products. Our proprietary technologies are already increasing the efficiencies and reducing the cost of identifying drugs that show potential as new medicines. In addition, we have a pipeline of instruments and consumables that we are developing in concert with our customers, such as SmithKline Beecham in the case of our FLARe-TM- fluorescence technology.

    Building upon this background, our objective is to become a leader in the development and commercialization of advanced technologies and products that accelerate the pace and improve the productivity of the drug discovery process. To implement this strategy, we intend to:

    PROVIDE HIGH THROUGHPUT SOLUTIONS. Our technology platform is comprised of two principal proprietary components: instrumentation and assay technologies. We intend to leverage this technology platform and our proven expertise in rapid product development and manufacturing of automated instrumentation systems to be the first to market with effective high throughput solutions.

    PURSUE AN EVOLUTIONARY APPROACH TO PRODUCT DEVELOPMENT. We anticipate that the high throughput needs of the pharmaceutical industry will continue to change rapidly over the coming years and are difficult to predict at this time. We intend to offer products with features and capabilities that provide solutions to the current and evolving high throughput needs of drug discovery laboratories. For example, our Analyst product line can perform seven major types of optically detected assays (and can perform multi-mode protocols) in both the industry standard 96-well and 384-well microplate formats. Additionally, our ultra-high throughput instrument, Acquest, is designed to read the higher-density 1,536-well microplates at a rate of up to 200,000 wells per day.

    EXTEND INSTRUMENTATION AND ASSAY PRODUCTS INTO OTHER STAGES OF THE DRUG DISCOVERY PROCESS. We believe that our screening products are well suited for primary and secondary screening and other closely related stages of the drug discovery process such as assay development, genotyping of SNPs, toxicology and lead optimization, which require repetitive screening. We believe that users will benefit from using integrated high performance screening products.

    GENERATE RECURRING REVENUE THROUGH THE SALE OF REAGENTS, ASSAY KITS AND CONSUMABLES. We believe that establishing an installed base of high throughput instruments will enable us to generate recurring revenue from the sale of reagents, assay kits and consumables. These products are envisioned as high value-added, application-specific tools that are optimized for use in high throughput systems and specifically with our high throughput instruments. We believe that customers will prefer to purchase reagents and instruments from one source for convenience, ongoing support and accountability.

    DEVELOP AND ACQUIRE NOVEL SCREENING TECHNOLOGIES. We believe our FLARe technology, a platform of patented bioassay technologies, will address a number of the current limitations associated with fluorescence-based high throughput assays. We are also developing internally certain reagent technologies and have licensed and intend to license or acquire additional screening technologies in order to establish and maintain a market advantage for our products.

    PROVIDE EARLY ACCESS TO STRATEGIC CUSTOMERS. In September 1998, SmithKline Beecham signed a collaborative agreement with us, which gives them early access to our FLARe technology. In October 1999, AstraZeneca signed a Master Technology Partnership Agreement (MTPA) with us, which gives them early access to emerging technologies such as FLARe and our assay development services. In addition to these agreements, we intend to provide strategic customers early access to certain of our technologies, which will provide insight into next generation product requirements and technology needs. We believe this insight will allow us to provide products that more closely meet the needs of our customers.

OUR SNP GENOTYPING PLATFORM AND BUSINESS STRATEGY

    SNP genotyping generally involves a multi-step chemical reaction, the results of which are detected using a specialized hardware platform. We have developed a proprietary implementation of polarization technology that enables sensitive and robust detection, called High-Efficiency Fluorescence Polarization (HEFP-TM-). During the second half of 1999, our customers and our staff have demonstrated that this HEFP platform has the ability to perform highly accurate, cost effective, high throughput SNP genotyping, using off-the-shelf consumables. We believe that our HEFP genotyping platform has significant advantages because it requires only a simple "mix and measure" chemical reaction, without the need to attach any molecules to a solid surface and the attendant washing and separation steps. In addition, our approach to genotyping does not require labeled primers, thus further reducing costs and complexity. Similar to our high throughput technologies used in drug discovery, we intend to expand our genomics product portfolio and augment this HEFP hardware platform with proprietary software solutions and LJL consumables. In addition to HEFP, we are developing other high throughput technologies.

    Our goal is to become the leader in the commercialization of high throughput SNP analysis technology, capitalizing on what we believe is the quickly emerging demand for SNP genotyping. Our strategy is to initially focus on the drug discovery and development markets, where we already have a customer base. We intend to expand our penetration within our customer base into related areas such as clinical and pre-clinical trials to perform patient stratification by genetic traits. We believe that there are other significant potential applications areas for our HEFP platform in SNP genotyping, including human DNA diagnostics and other life science areas. To implement this strategy, we created the Genomics Sciences Group at LJL in August 1999. We have started selling and shipping our HEFP platform for high throughput SNP genotyping. Customers at several leading genomics organizations are already successfully utilizing our high throughout HEFP-SNP platform. We intend to grow the genomics business in a manner similar to the way we are growing our business in high throughput drug discovery.

CRITERION PRODUCT LINE

ANALYST PRODUCT LINE

    Starting in May 1998, we began commercial shipments of Analyst HT, the first assay detection instrument system in our Analyst product line. Analyst HT is a multi-mode analyzer designed specifically for use in high throughput settings. The term "assay detection" refers to the instrument's ability to read and analyze how potential drug compounds perform when tested against specific biological targets. Analyst HT can read several major types of fluorescence and other assays, including HEFP. We believe that our SmartOptics-TM- proprietary technology enables Analyst HT to detect assay results with improved sensitivity in smaller volumes, thus saving costs. With a built-in capability of reading both 96-well and 384-well plates, our customers are currently using our Analyst HT to perform up to 70,000 tests per day.

    Starting in June 1999, we began commercial shipments of Analyst AD, which is designed specifically to allow for an efficient transfer of assays from assay development to the screening and lead optimization part of the drug discovery process. Analyst AD is a cost-effective system with flexible assay development capabilities and is fully compatible with our other products. Having this compatibility eliminates the need to modify or re-validate assays upon their transfer from assay development into screening and lead optimization.

ACQUEST PRODUCT LINE

    Starting in September 1998, we began commercial shipments of Acquest, our first ultra-high throughput system. This high-density analyzer is an evolution of the Analyst technology platform, which dramatically increases the number of screens that can be performed at any one time. Current assay throughput is estimated at up to 200,000 tests per day. The Acquest is also multi-modal and accepts microplates with both 384-well and 1,536-well formats. In addition, Acquest performs screens using significantly reduced assay volumes, thus reducing the costs of reagents, assays and compounds. We are developing 1,536-well microplates to operate with Acquest. We believe that high throughput system performance will be optimized with the use of these proprietary plates in conjunction with Acquest due to the lower error tolerance between system components in this miniaturized format. In addition, Acquest operates with third party 1,536-well microplates, reagents and liquid handling systems. We also plan to bring to market additional reagents and assay kits and intend to miniaturize certain of our first generation reagents and assays for use in the high-density format.

REAGENTS, ASSAYS AND PLATES

    In 1998, we began offering high value-added, application-specific reagents and assay kits that are optimized for use in high throughput and specifically for use with our CRITERION product line instruments. We intend to develop additional reagents and assay kits in a single-step format. We believe that a single-step assay format is better suited to the high throughput environment because it is faster, less expensive and easier to automate than multi-step assays. We also believe that our reagents and assay kits will provide two major benefits to our customers. First, overall assay performance is expected to improve as these consumables are being optimized for use with our Analyst and Acquest product lines. Second, we believe that customers will prefer to purchase reagents and instruments from a single source for convenience, integrated support and accountability.

    The use of fluorescence-based assays in high throughput is increasing due to their sensitivity, versatility, adaptability, safety and lack of waste-disposal problems associated with radioactive isotopic assays. Among fluorescence-based assays, fluorescence polarization assays are especially well suited for high throughput because they can be used in a single-step format and are relatively insensitive to volume variations.

    We believe the increased sensitivity and precision of our Analyst and Acquest product lines in the HEFP format will improve the performance of fluorescence polarization assays. We are currently developing a new, long-lifetime fluorescence polarization reagent based on our proprietary FLARe assay technology. Currently available fluorescence polarization reagents have short lifetimes and cannot be used in screening certain targets. We believe that our long- lifetime fluorescence polarization reagent has the potential to expand the class of available targets for certain major diseases, including cardiovascular and immunodeficiency diseases, that can be screened in a single-step, fluorescence polarization format.

    We also introduced High Efficiency (HE-TM-) microplates in 1998 to provide a "tuned" solution that optimizes assay performance in the Analyst system. These microplates allow users to reduce assay volume and as a result, dramatically reduce the costs without loss of performance.

NEW CRITERION TECHNOLOGIES BEING DEVELOPED

SCREENSTATION-TM-. In September 1999, we demonstrated a prototype and announced the introduction of our next generation instrument platform, the ScreenStation. ScreenStation is being developed to permit unattended operations, non-contact micro-volume dispensing, and multiple detection modes. We believe ScreenStation technology represents a significant advance in high throughput screening as it enables pharmaceutical companies to easily implement homogeneous assays that are fast, miniaturized, and non-radioactive. We plan to start shipments in 2000.

FLARE TECHNOLOGY AND SMITHKLINE BEECHAM COLLABORATION. FLARe (Fluorescence Lifetime Assay Repertoire) is our patented and patent pending instrumentation and reagent platform for addressing next generation solutions for critical drug discovery challenges. Many targets, compounds and microplates have transient fluorescent properties that obscure the assay specific signal by transient background signal, or noise. Through a combination of advanced biophysics and electronics, FLARe reduces the effect of background noise by 98% in certain fluorescence-based assays.

    Fluorescence-based assay technologies are well suited to high throughput because they are:

       - sensitive,

       - versatile,

       - easy to automate and

       - safer than radioisotopic assays.

However, use of fluorescence-based high throughput assays has been limited due to the high level of background noise in the fluorescence signal within the assay, which obscures the assay-specific signal and results in loss of sensitivity and reduced accuracy. We believe our FLARe technology may significantly reduce false readings when running these assays.

    In September 1998, we entered into a collaboration agreement with SmithKline Beecham which provides them early access to our FLARe technology. In May 1999, we announced the successful completion of the first milestone in our collaboration with SmithKline Beecham, which demonstrated the unique enabling performance of FLARe. In September 1999, we demonstrated a prototype of our proprietary platform for drug discovery assays based on the measurement of fluorescence lifetime using our FLARe technology.

    Our principal executive offices are located at 404 Tasman Drive, Sunnyvale, CA 94089 and our telephone number is (408) 541-8787. As used in this prospectus, "we," "us," "our" and "LJL" refer to LJL BioSystems, Inc., a Delaware corporation, and its wholly-owned subsidiary.

                                  RISK FACTORS

    WE DESIRE TO TAKE ADVANTAGE OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OF SECTION 21E AND RULE 3B-6 UNDER THE SECURITIES EXCHANGE ACT OF 1934. SPECIFICALLY, WE WISH TO ALERT READERS THAT THE FOLLOWING IMPORTANT FACTORS, AS WELL AS OTHER FACTORS INCLUDING, WITHOUT LIMITATION, THOSE DESCRIBED ELSEWHERE IN REPORTS WE HAVE FILED WITH THE SEC AND INCORPORATED INTO THIS PROSPECTUS BY REFERENCE, COULD IN THE FUTURE AFFECT, AND IN THE PAST HAVE AFFECTED, OUR ACTUAL RESULTS AND COULD CAUSE OUR RESULTS FOR FUTURE PERIODS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF US. WE ASSUME NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

SINCE WE ADOPTED OUR CURRENT BUSINESS STRATEGY IN 1996, WE HAVE CONSISTENTLY HAD OPERATING LOSSES; THE MARKET FOR OUR CRITERION PRODUCTS IS RELATIVELY NEW AND UNDEFINED, AND WE MAY NEVER ACHIEVE PROFITABILITY

    We began implementing our current strategic business model to develop products for the high throughput market in 1996 and we began targeting the SNP genotyping market in 1999. In connection with this change in strategy, we shifted our focus from developing and manufacturing clinical diagnostic and research products on an original equipment manufacturing basis to developing, manufacturing and marketing products for the high throughput market. As a result, our historical operating and financial performance is generally not indicative of future financial and business results. We incurred operating losses for the years ended December 31, 1999, 1998 and 1997 as a result of our change in business strategy and anticipate that we may continue to incur losses for at least the next several years, due to the substantial increases in expenditures necessary to continue to develop and commercialize our CRITERION product line. We began commercial shipments of our first high throughput instrument, the Analyst HT, in the second quarter of 1998, we began commercial shipments of our ultra-high throughput product, Acquest, in the fourth quarter of 1998 and began commercial shipments of our Analyst AD instrument in June 1999. Accordingly, we are subject to the risks inherent in the operation of a new business, such as:

    - the failure to develop effective sales, marketing and distribution channels;

    - failure to achieve market acceptance and demand for our CRITERION product line;

    - failure to effectively service and maintain the CRITERION product line;

    - failure to implement commercial scale-up of developed CRITERION product line products; and

    - failure to attract and retain key personnel.

    Furthermore, the high throughput market is new and undefined, and the use of high throughput products by pharmaceutical and biotechnology companies is limited. Demand for our CRITERION product line instruments will depend upon the extent to which pharmaceutical and biotechnology companies adopt high throughput analysis as a drug discovery tool. If high throughput analysis does not become widely used, demand for our products will not develop as we currently expect or at all. The lack of demand for our CRITERION product line products would have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE ARE IN THE EARLY STAGE OF INSTRUMENT DEVELOPMENT OF CERTAIN OF OUR CRITERION PRODUCT LINE, OUR ABILITY TO DEVELOP AND COMMERCIALIZE THESE PRODUCTS IS UNCERTAIN

    Our success will depend on our ability to develop and commercialize our CRITERION product line instruments. We began commercial shipments of our first high throughput instrument, the Analyst HT, in the second quarter of 1998, we began commercial shipments of our ultra-high throughput product, Acquest, in the fourth quarter of 1998 and began commercial shipments of our Analyst AD instrument in June 1999. We had not previously developed or commercialized products for the high throughput market before this time. We are also developing new technologies and products for our CRITERION product line, such as the FLARe and ScreenStation instruments. The successful implementation and operation of our

CRITERION product line, including the new technologies and products currently being developed, is a complex process requiring the integration and maintenance of, among other technologies:

    - advanced optics;

    - electronics;

    - robotics;

    - microfluidics;

    - fluorescence detector technologies; and

    - software and information systems.

    Even if our current and future CRITERION products appear promising at commercial launch, they may not achieve market acceptance at a level necessary to enable production at a reasonable cost, to support the required sales and marketing effort, to cost effectively service and maintain, and to support continuing research and development costs. In addition, our CRITERION product line instruments may:

    - be difficult or overly expensive to produce;

    - fail to achieve performance levels expected by customers;

    - have a price level that is unacceptable in our targeted industries; or

    - be precluded from commercialization by the proprietary rights of others or other competitive forces.

    There can be no assurance that we will be able to successfully manufacture and market our CRITERION products on a timely basis, achieve anticipated performance levels or throughputs, gain and maintain industry acceptance of our CRITERION products or develop a profitable business. The failure to achieve any of these objectives would have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE ARE IN THE EARLY STAGE IN DEVELOPMENT, OUR ABILITY TO DEVELOP REAGENTS AND ASSAY KITS IS UNCERTAIN

    We expect in the future that a substantial portion of our revenues may be derived from the sale of reagents, assay kits and microplates. We have limited experience in the development, manufacture and marketing of reagents, assay kits and microplates, having only recently introduced our first assay kits and microplates, HE-TM- (High Efficiency). We intend to continue to license assay technologies from third parties and to develop reagents, assay kits and microplates internally. We may not succeed in licensing any additional assay technologies on acceptable terms, if at all, and we may not successfully commercialize any reagents that we license. In addition, we are internally developing reagents, assay kits and microplates, but have limited experience in this area. We may not successfully develop additional reagents, assay kits or microplates internally, and any reagents, assay kits or microplates we do develop may not achieve market acceptance. We intend to outsource the manufacture of microplates and, as sales volumes increase, to also outsource the manufacture of reagents and assay kits. We may not be able to enter into agreements with third parties for the manufacture of reagents, assay kits or microplates on terms commercially acceptable to us or at all. In addition, we intend to sell reagents, assay kits and microplates to purchasers of our CRITERION product line instruments, including the Analyst HT, Analyst AD and Acquest. Sales of the Analyst HT, Analyst AD and Acquest may not be sufficient to support this strategy. A failure to achieve commercial acceptance of our reagents, assay kits and microplates would have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE DEPEND ON DEVELOPING TECHNOLOGIES AND OUR MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE, WE MAY NOT BE ABLE TO COMMERCIALIZE OUR PRODUCTS

    The pharmaceutical, biotechnology and genomics instrumentation and reagents markets are characterized by rapid technological change and frequent new product introductions by many competitors. Our future success will depend on our ability to enhance and maintain our current and planned CRITERION product line products and to develop and introduce, on a timely basis, new technologies and products that address the evolving needs of our customers. These new technologies and products include but are not limited to fluorescence-based reagents and assay kits, products based on our ScreenStation-TM-, FLARe-TM- and SmartOptics-TM-technologies, as well as future additions to our SNP genotyping platform. Development of these new technologies subjects us to significant risks and uncertainties, as we may encounter unantipated technical issues that may cause development delays. These technical issues may require us to cancel such development programs altogether, if we are unable to find solutions to these issues. Even if development is successful, we anticipate that production units for these new products may not be available for several months or years, if at all. The production of CRITERION product line instruments, microplates, fluorescence-based reagents and assay kits may present manufacturing challenges. We may experience difficulties that could delay or prevent the successful manufacturing, introduction and marketing of our new products or our product enhancements. Any failure to manufacture and introduce products in a timely manner in response to changing market demands or customer requirements could have a material adverse effect on our business, financial condition and results of operations.

WE HAVE LIMITED SALES, MARKETING AND SERVICE EXPERIENCE AND MAY NOT BE ABLE TO DEVELOP A DIRECT SALES AND SERVICE FORCE OR DISTRIBUTION CHANNELS THAT CAN MEET OUR CUSTOMERS NEEDS, AND OUR FAILURE TO DO SO WILL HURT OUR FINANCIAL RESULTS

    We have limited experience in direct marketing, sales, service and distribution. Our future profitability will depend on our ability to further develop a direct sales and service force to sell and maintain our CRITERION product line. Our products are technical in nature and we therefore believe it is necessary to develop a direct sales and service force consisting of people with scientific backgrounds and expertise. Competition for such employees is intense. We may not be able to attract and retain qualified sales and service personnel or be able to build an efficient and effective sales, support and marketing organization. Failure to attract or retain qualified sales and service personnel or to build such a sales, support and marketing organization would have a material adverse effect on our business, financial condition and results of operations.

    We are marketing our CRITERION product line in certain international markets through distributors. While we currently have two distributors in international markets, one in Japan and another with the territory of Belgium, Netherlands and Luxembourg, there can be no assurance that we will be able to engage additional qualified distributors. Such distributors may:

    - fail to satisfy financial or contractual obligations to us;

    - fail to adequately market our products;

    - cease operations with little or no notice to us; or

    - offer, design, manufacture or promote competing product lines.

    The failure to develop and maintain effective distribution channels could have a material adverse effect on our business, financial condition and results of operations.

WE PARTICIPATE IN A HIGHLY COMPETITIVE MARKET AND OUR PRODUCTS MAY NOT BE ACCEPTED IN THE MARKET

    The market for high throughput instrumentation, assays for drug discovery and SNP genotyping is highly competitive. We anticipate that competition will increase significantly as more customers adopt high throughput tools for drug discovery and SNP genotyping, and as competitors enter the market with new advanced technologies and products. We are competing in many areas, including high throughput instruments, assay development, consumables and reagent sales. We compete with companies that directly market high throughput products. In addition, pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other research organizations are conducting research and developing products in various areas which compete with our technology platform, either on their own or in collaboration with others. As a result, our potential customers may choose not to purchase our products. Our potential customers may assemble and run high throughput systems by purchasing products from competitors or making their own. Further, certain companies offer screening and genotyping services on a contract or collaborative basis, and these services could eliminate the need for a potential customer to purchase our products. Our technological approaches may be rendered obsolete or uneconomical by advances in existing technological approaches or the development of different approaches by one or more of our current or future competitors. Many of these competitors have greater financial and personnel resources, and more experience in research and development, sales and marketing and other areas than us.

THE MARKET FOR OUR CRITERION PRODUCT LINE IS CONCENTRATED, WHICH LIMITS THE NUMBER OF OUR POTENTIAL CUSTOMERS

    We currently market our CRITERION product line to pharmaceutical, biotechnology and genomics companies, as well as academic institutions; however, our primary marketing efforts and the majority of our sales are to pharmaceutical companies. Our market for high throughput and ultra-high throughput products is highly concentrated, with approximately 50 large pharmaceutical companies operating a substantial portion of our targeted drug discovery laboratories. In 1999, sales to a single customer accounted for 15% of our revenues. We expect a relatively small number of customers will continue to account for a substantial portion of our revenues. We face risks associated with a highly concentrated customer base to which we sell our CRITERION product line products, including the failure to establish or maintain relationships within a limited customer pool, or substantial financial difficulties or decreased capital spending by our customers, any of which could have a material adverse effect on our business, financial condition and results of operations.

OUR PRODUCTS HAVE LENGTHY SALES CYCLES, WHICH COULD CAUSE OUR OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER

    The sale of our CRITERION product line products typically involves a significant technical evaluation and commitment of capital by customers. Accordingly, the sales cycle associated with our products is expected to be lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, that are beyond our control. Due to this lengthy and unpredictable sales cycle, our operating results could fluctuate significantly from quarter to quarter.

WE HAVE LIMITED MANUFACTURING EXPERIENCE AND MAY NOT BE ABLE TO SCALE-UP OUR MANUFACTURING OPERATIONS TO COMMERCIAL LEVELS

    We are producing certain of our CRITERION products in limited quantities, and have not yet manufactured other CRITERION products and reagents and assay kits in significant quantities. We may encounter difficulties in scaling up production of our CRITERION product line due to, among other things, quality control and assurance, component supply and availability of qualified personnel. Even if we successfully develop and introduce our CRITERION products to market, we may not be able to manufacture or support them in sufficient quantities at acceptable cost while meeting quality control standards. We intend to outsource the manufacture of microplates and, as sales volumes increase, to evaluate outsourcing the manufacture of reagents and assay kits. Difficulties encountered in the manufacturing scale-up of other products in our CRITERION product line could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT SUCCESSFULLY MANAGE OUR GROWTH

    Our success will depend on the expansion of our operations and the effective management of growth, which will place a significant strain on our management, operational and financial resources. To manage such growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. Our failure to manage growth effectively would have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND UPON KEY PERSONNEL WHO MAY TERMINATE THEIR EMPLOYMENT WITH US AT ANY TIME; WE NEED TO HIRE ADDITIONAL QUALIFIED PERSONNEL

    Our success will depend to a significant degree upon the continued services of key management, technical, and scientific personnel, including Lev J. Leytes, the Chairman of our Board of Directors, President and Chief Executive Officer. In addition, our success will depend on our ability to attract and retain other highly skilled personnel. Competition for qualified personnel is intense, and the process of hiring such qualified personnel is often lengthy. There can be no assurance that we can recruit such personnel on a timely basis, if at all. Our management and other employees may voluntarily terminate their employment with us at any time. The loss of the services of key personnel, or the inability to attract and retain additional qualified personnel, could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE DEPEND ON SUPPLIERS AND CONTRACT MANUFACTURERS, WE ARE SUBJECT TO RISKS BEYOND OUR CONTROL

    Certain components used in our CRITERION product line are currently purchased from a single or a limited number of outside sources. The reliance on a sole or limited number of suppliers could result in:

    - delays associated with redesigning a product due to a failure to obtain a single source component;

    - an inability to obtain an adequate supply of required components; and

    - reduced control over pricing, quality and timely delivery.

    We do not maintain long-term agreements with any of our suppliers, and therefore the supply of a particular component could be terminated at any time without penalty to the supplier. Any interruption in the supply of single source components could have a material adverse effect on our business, financial condition and results of operations. We intend to rely on contract manufacturers, some of which may be single source vendors, for the development, manufacture and supply of certain of our reagents, assay kits and microplates. There can be no assurance that we will be able to enter into such manufacturing contracts on commercially reasonable terms, if at all, or that our current or future contract manufacturers will meet our requirements for quality, quantity or timeliness. If the supply of any components, reagents, assay kits or microplates is interrupted, components, reagents, assay kits and microplates from alternative suppliers and contract manufacturers may not be available in sufficient volumes within required timeframes, if at all, to meet our production needs.

WE HAVE AN ACCUMULATED DEFICIT AND OUR FUTURE PROFITABILITY IS UNCERTAIN

    As of December 31, 1999, we had an accumulated deficit of approximately $20.4 million. The expansion of our operations and continued development of our CRITERION product line will require a substantial increase in sales, marketing and research and development expenditures for at least the next several years. As a result, we expect to incur operating losses for the next several years. Our profitability will depend on our ability to successfully develop, support and commercialize our CRITERION product line. Accordingly, the extent of future losses and the time required to achieve profitability, if achieved at all, is highly uncertain. Moreover, if profitability is achieved, the level of such profitability cannot be predicted and may vary significantly from quarter to quarter.

WE MAY NEED TO RAISE CAPITAL IN THE FUTURE AND ADDITIONAL FUNDING IS UNCERTAIN

    We may be required to raise substantial additional capital over a period of several years in order to develop and commercialize our products. Our future capital requirements will depend on numerous factors, including the costs associated with:

    - developing and commercializing our products;

    - developing a direct marketing, service and sales force;

    - maintaining existing, or entering into future, licensing and distribution agreements;

    - protecting intellectual property rights;

    - expanding our reagents and assay kits business;

    - broadening our product lines to include genotyping of SNPs;

    - expanding facilities; and

    - consummating possible future acquisitions of technologies, products or businesses.

    We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. Accordingly, we may be required to raise additional capital through a variety of sources, including the public equity market, private equity financing, collaborative arrangements, and public or private debt. Additional capital may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to significantly reduce or refocus our operations or to obtain funds through arrangements that may require us to relinquish rights to certain of our products, technologies or potential markets, which would have a material adverse effect on our business, financial condition and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities would result in ownership dilution to our existing stockholders.

WE HAVE INTERNATIONAL SALES AND OPERATIONS, WHICH SUBJECT US TO RISKS RELATED TO FOREIGN CURRENCY EXCHANGE RATES, TARIFFS, FOREIGN REGULATIONS, IMPORT AND EXPORT RESTRICTIONS AND DIFFICULTIES MANAGING AND STAFFING INTERNATIONAL OPERATIONS.

    We sell products in foreign countries in local currencies, which exposes us to foreign currency exchange risk. In order to reduce the risk from fluctuation in foreign currency exchange rates, the U.S. dollar is the functional currency for our UK subsidiary, however, our UK subsidiary often bills its customers in the customers' local currencies. Foreign currency assets and liabilities are translated into U.S. dollars at end-of-period exchange rates, except for property and equipment, which is translated at historical exchange rates. Sales and expenses are translated at average exchange rates in effect during each period, except for those expenses related to balance sheet amounts, which are translated at historical exchange rates. Gains or losses from foreign currency transactions are included in net income (loss) and to date have not been material. We have not entered into any currency hedging activities but may choose to do so in the future.

    We expect that international sales could account for a significant portion of our total sales in the future. International sales and operations are subject to a number of risks, including:

    - the imposition of government controls;

    - export license requirements;

    - restrictions on the export of critical technology;

    - political and economic instability or conflicts;

    - trade restrictions;

    - changes in tariffs and taxes;

    - difficulties in staffing and managing international operations;

    - problems in establishing or managing distributor relationships; and

    - general economic conditions.

    In addition, as we expand our international operations and the amount of sales invoiced in local currencies becomes a larger portion of our business, fluctuations in the value of foreign currencies relative to the U.S. dollar may adversely affect our business, financial condition and results of operations.

WE MAY ACQUIRE TECHNOLOGIES AND BUSINESSES, WHICH COULD EXPOSE US TO ADDITIONAL RISKS AND BE DILUTIVE TO EXISTING STOCKHOLDERS

    We may acquire certain technologies, products or businesses to broaden the scope of our existing and planned product lines and technologies. Such acquisitions would expose us to:

    - the risks associated with the assimilation of new technologies, operations, sites and personnel;

    - the diversion of resources from our existing business and technologies;

    - the inability to generate revenues to offset associated acquisition costs;

    - the requirement to maintain uniform standards, controls, and procedures;
      and

    - the impairment of relationships with employees and customers as a result of any integration of new management personnel.

    Acquisitions may also result in the issuance of dilutive equity securities, the incurrence or assumption of debt or additional expenses associated with the amortization of acquired intangible assets or potential businesses. Our failure to successfully address such risks could have a material adverse effect on our business, financial condition and results of operations.

THIRD PARTY INTELLECTUAL PROPERTY RIGHTS MAY LIMIT OUR ABILITY TO DEVELOP, SUPPORT AND SELL OUR PRODUCTS; WE HAVE LICENSED TECHNOLOGY THAT WE USE IN OUR PRODUCTS, BUT WE COULD LOSE RIGHTS TO THIS TECHNOLOGY AND THE ABILITY TO SELL AND SUPPORT OUR PRODUCTS IF WE MATERIALLY BREACH THIS LICENSE

    Our success will depend in part on our ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of others. As of January 31, 2000, LJL held five U.S. patents and had fourteen pending U.S. patent applications, one pending European patent application, one pending Israeli patent application, one pending Japanese patent application, eleven pending international patent applications, and twenty-three pending U.S. provisional patent applications. To supplement our proprietary technology, we have licensed, and expect to continue to license from time to time, certain patent rights from third parties. In the event of a material breach by us, these licenses may be terminated. Furthermore, under some of these agreements, the licensors may elect to convert the exclusive rights into non-exclusive rights in the event that we fail to make certain minimum royalty payments. If the licensors were to terminate certain of these licenses due to a material breach of the license by us, then we would lose the right to incorporate the licensed technology into our products, which would require us to exclude this certain technology from our existing and future products and either license or internally develop alternative technologies. There can be no assurance that we would be able to license alternative technologies on commercially acceptable terms, or at all, or that we would be capable of internally developing such technologies. Furthermore, other companies may independently develop technology with functionality similar or superior to the licensed technology that does not or is claimed not to infringe the licensed patents or that otherwise circumvents the technology we have licensed.

    We are aware of third party patents that contain issued claims that may cover certain aspects of our reagent technologies. In the future we may be required to license third-party patents to produce certain reagents, assay kits and related products. Licenses for such patents may not be available on commercially acceptable terms, if at all. Any action against us claiming damages and seeking to enjoin commercial activities relating to the affected technologies could subject us to potential liability for damages. We could incur substantial costs in defending patent infringement claims, obtaining patent licenses, engaging in interference and opposition proceedings or other challenges to our patent rights or intellectual property rights made by third parties, or in bringing such proceedings or enforcing any patent rights against third parties. Our inability to obtain necessary licenses or our involvement in proceedings concerning patent rights could have a material adverse effect on our business, financial condition and results of operations.

    The patent positions of life science product companies, including ours, are uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, there can be no assurance that our patent applications or those of our licensors will result in patents being issued or that any issued patents will provide protection against competitive technologies or will be held valid if challenged or circumvented. Others may independently develop products similar to our products, or design around or otherwise circumvent patents issued to us. In the event that any relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each of such patents or to redesign our products or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be on terms acceptable to us or that we would be successful in any attempt to redesign our products or processes to avoid infringement. If we do not obtain the necessary licenses, we could be subject to litigation and encounter delays in product introductions while we attempt to design around such patents. Alternatively, the development, manufacture or sale of such products could be prevented. Litigation would result in significant costs to us as well as diversion of management time. Adverse determinations in any such proceedings could have a material adverse effect on our business, financial condition and results of operations.

We also rely on trade secret and copyright law, as well as employee and third-party nondisclosure agreements to protect our intellectual property rights in our products and technology. There can be no assurance that these agreements and measures will provide meaningful protection of our trade secrets, copyrights, know-how, or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. In addition, others may independently develop substantially equivalent proprietary technologies. Litigation to protect our trade secrets or copyrights would result in significant costs to us as well as diversion of management time. Adverse determinations in any such proceedings or unauthorized disclosure of our trade secrets could have a material adverse effect on our business, financial condition and results of operations. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as U.S. laws. There can be no assurance that we will be able to protect our intellectual property in these markets.

SOME OF OUR PRODUCTS ARE SUBJECT TO GOVERNMENT REGULATION, AND THE FAILURE BY US OR OUR ORIGINAL EQUIPMENT MANUFACTURING CUSTOMERS TO COMPLY WITH GOVERNMENT REGULATIONS COULD LIMIT OUR SALES OF THESE PRODUCTS

    While we believe that none of our CRITERION product line will be regulated as medical devices or otherwise subject to FDA regulation, our clinical diagnostics products, including the Luminometer, Q2000, Horizon and a microplate heater, are subject to FDA regulation as medical devices, as well as similar foreign regulation. The process of obtaining and maintaining required regulatory clearances and approvals and otherwise remaining in regulatory compliance in the U.S. and certain other countries is lengthy, expensive and uncertain. Although we have phased out production of the Luminometer, Q2000 and the microplate heater, we will continue to manufacture the Horizon on an original equipment manufacturing basis during 2000 but do not expect to manufacture the Horizon after 2000. The Horizon is used in research and clinical laboratories to perform in vitro diagnostic tests, which are exempt from investigational device exemption requirements, including the need to obtain the FDA's prior approval, provided that, among other things:

    - the testing is noninvasive;

    - the product is not used as a diagnostic procedure without confirmation by another medically established test or procedure; and

    - distribution controls are established to assure that in vitro diagnostic products distributed for research are used only for those purposes.

    To our knowledge, our original equipment manufacturing customers have met these conditions. However, the FDA may not agree that our original equipment manufacturing customers' distribution of our clinical diagnostic products meets and have met the requirements for investigational device exemption. Failure by us, our original equipment manufacturing customers or the recipients of our clinical diagnostic products to comply with the investigational device exemption requirements could result in enforcement action by the FDA, which could adversely affect us or our original equipment manufacturing customers' ability to gain marketing clearance or approval of these products or could result in the recall of previously distributed products.

    Applicable law requires that we comply with the FDA's regulations for the manufacture of the Horizon. The FDA monitors compliance with its regulations by subjecting medical product manufacturers to periodic FDA inspections of their manufacturing facilities. The FDA has recently revised its regulations, and the new regulations impose design controls and make other significant changes in the requirements applicable to manufacturers. We are also subject to other regulatory requirements, and may need to submit reports to the FDA, including adverse event reporting. Failure to comply with current FDA regulations or other applicable legal requirements can lead to, among other things:

    - warning letters;

    - seizure of violative products;

    - suspension of manufacturing, government injunctions; and

    - potential civil or criminal liability on our part and the part of the responsible officers and employees.

    In addition, the government may halt or restrict continued sale of such instruments. In conjunction with the export of our clinical diagnostics instruments, we maintain International Organization for Standardization ("ISO") 9001 certification and apply the CE mark to certain products that are exported, which subjects our operations to periodic surveillance audits. While we believe we are currently in compliance with all applicable regulations and standards, there can be no assurance that our operations will be found to comply with these regulations or standards or other applicable legal requirements in the future or that we will not be required to incur substantial costs to maintain our compliance with existing or future manufacturing regulations, standards or other requirements. Any such noncompliance or increased cost of compliance could have a material adverse effect on our business, results of operations and financial condition.

    We are also subject to numerous federal, state and local laws relating to safe working conditions, manufacturing practices, environmental protection, storage, use and disposal of hazardous or potentially hazardous substances. Any material failure to comply with such laws could require us to incur significant costs and would have a material, adverse effect upon our ability to do business. Changes in existing requirements or adoption of new requirements or policies relating to government regulations could materially and adversely affect our ability to comply with such requirements.

WE USE HAZARDOUS MATERIALS AND IMPROPER HANDLING OF THESE MATERIALS BY OUR EMPLOYEES OR AGENTS COULD EXPOSE US TO SIGNIFICANT FINANCIAL PENALTIES

    Our research and development and manufacturing operations involve the use of hazardous materials, biological samples and chemicals. In the future, we plan to manufacture certain reagents, some of which likely will contain hazardous materials, including carcinogens. We are subject to federal, state and local laws and regulations governing the storage, use and disposal of such materials and certain waste products. The risk of accidental contamination or injury from the use of these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages that result and any such liability could exceed our resources, which would have a material adverse effect on us. We may incur substantial costs to comply with environmental and safety regulations if we develop our own commercial reagents manufacturing facility.

YEAR 2000 PROBLEMS COULD ADVERSELY IMPACT OUR BUSINESS

    In fiscal 1999, we established a year 2000 Program to address certain year 2000 issues. This program focuses on four key areas of readiness:

    - Internal Infrastructure Readiness, addressing internal hardware and software, including both information and non-information technology systems;

    - Supplier Readiness, addressing the preparedness of suppliers providing material incorporated into our products;

    - Product Readiness, addressing product functionality; and

    - Customer Readiness, addressing customer support and transactional activity.

    For each readiness area, we performed risk assessment, tested and repaired year 2000 issues as needed, developed contingency plans as considered necessary to mitigate unknown risks, and communicated year 2000 information to employees, suppliers, customers and other third parties.

INTERNAL INFRASTRUCTURE READINESS. We completed an assessment of our internal software applications and information technology hardware and completed any necessary testing and repairs. These readiness activities were intended to encompass all major categories of software applications we use, including:

    - those used for manufacturing, engineering, sales, finance, and human resources;

    - hardware, including hubs, routers, telecommunication equipment, workstations and other items; and

    - non-information technology systems, including embedded systems, facilities and other operations, such as financial, banking, security and utility systems.

    As of December 31, 1999, we completed the evaluation and any necessary testing and repairs of our mission critical internal infrastructure and determined it to be year 2000 ready.

SUPPLIER READINESS. This area focused on minimizing two components of risk associated with suppliers:

    - a supplier's product integrity; and

    - a supplier's business capability to continue providing products and services.

    We identified and contacted key suppliers regarding their relative risks in these two components. As of December 31, 1999, we had received responses from approximately 95% of our key suppliers, who indicated that the products provided to us were year 2000 compliant, or they were in the process of developing or executing repair plans to address year 2000 issues which may have affected their ability to continue providing products and services to us. Since we had no way of testing or validating what third party suppliers represented to us and given the fact that we had not received responses from 100% of our key suppliers, as a contingency plan we had enough material on hand at year end to satisfy our production needs through the first quarter of 2000.

PRODUCT READINESS. This area focuses on identifying and resolving year 2000 issues existing in our products. This area encompassed a number of activities, including testing, evaluation, engineering and manufacturing implementation. As of December 31, 1999, we had completed a year 2000 readiness assessment for our current generation of released CRITERION products based upon a series of industry-recognized testing parameters and had determined that these products were year 2000 ready.

CUSTOMER READINESS. This area focused on customer readiness as it related to our responsibility to provide customer support, including retrofitting products as well as providing other services to our customers. Primarily due to our product readiness efforts regarding our current generation of released products, we completed our assessment of year 2000 risk in this area and determined that there were no issues to address as of December 31, 1999.

SUMMARY. As of December 31, 1999, we completed our year 2000 readiness program for internal infrastructure, product and customer readiness. Regarding supplier readiness, since we had no way of testing or validating what third party suppliers represent to us and given the fact that we had not received responses from 100% of our key suppliers, we had enough material on hand at year end to satisfy our production needs through the first quarter of 2000. Our overall cost to address year 2000 issues was not material. As of January 31, 2000, we have not had any Year 2000 readiness issues. Although we are not aware of any Year 2000 readiness issues affecting us at this time, there can be no assurance that issues, not yet apparent to us, will not arise during the year 2000 and beyond

OUR FUTURE OPERATING RESULTS ARE LIKELY TO FLUCTUATE

    Our future operating results are likely to fluctuate substantially from year to year and quarter to quarter. The degree of fluctuation will depend on a number of factors, including:

    - the timing and level of sales;

    - the mix of products sold through direct sales channels and third party distributors; and

    - any change in the product mix among our existing and planned product lines.

    Fluctuations of these factors could have a material adverse effect on our business, financial condition and results of operations. Because we expect a significant portion of our business to be derived from orders placed by a limited number of large customers, variations in the timing of such orders could cause significant fluctuations in our operating results. Other factors that may result in fluctuations in operating results include:

    - industry acceptance of high throughput and ultra-high throughput products as a drug discovery tool;

    - market acceptance of our products;

    - the timing of new product announcements and the introduction of new products and new technologies by us or our competitors;

    - delays in research and development of new products;

    - increased research and development expenses;

    - increased marketing and sales expenses associated with the implementation of our direct marketing efforts;

    - increased spending to develop and market our SNP genotyping product lines;

    - availability and cost of component parts from our suppliers;

    - competitive pricing pressures; and

    - developments with respect to regulatory matters.

    In connection with future introductions of new products, we may be required to record charges for inventory obsolescence in connection with unsold inventory, if any, of older generations of products.

    Our expenditures for research and development, selling, support and marketing and general and administrative functions are based in part on future revenue projections. We may be unable to adjust spending in a timely manner in response to any unanticipated declines in revenues, which may have a material adverse effect on our business, financial condition and results of operations. We may be required to reduce prices in response to competitive pressures or other factors or increase spending to pursue new market opportunities. Any decline in the average selling price of a product which is not offset by a reduction in product costs or by sales of other products with higher gross margins would decrease our overall gross profit and adversely affect our business, financial condition and results of operations. In addition, our operating results may vary from the expectations of public market analysts and investors, and, as a result, the price of our common stock could be materially and adversely affected.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The following discussion about our market risk disclosures contains forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We assume no obligation to update these forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

    INTEREST RATE RISK. Our strategy to manage interest rate risk is to invest primarily in cash equivalents and short-term marketable securities with at least an investment grade rating to minimize interest rate and credit risk as well as to provide for appropriate liquidity. We diversify our cash equivalents and marketable securities portfolio by investing in multiple types of short-term investment grade securities. Interest rates payable on our debt are generally fixed. Based on these factors, we do not believe that near-term changes in interest rates will have a material effect on our future results of operations.

    FOREIGN CURRENCY RISK. We have a wholly owned UK subsidiary which exposes us to foreign currency exchange rate risk. The U.S. dollar is the functional currency for our UK subsidiary, however, we do enter into transactions in currencies other than the U.S. dollar or pound sterling. Monetary and non-monetary assets and liabilities of our UK subsidiary are remeasured into U.S. dollars at period end and historical exchange rates, respectively. Sales and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to non-monetary assets, which are remeasured at historical exchange rates. Gains or losses resulting from foreign currency transactions are included in net loss and to date have not been material. We have not entered into any currency hedging activities but may choose to do so in the future.

                                USE OF PROCEEDS

    The proceeds from the sale of the common stock offered by this prospectus are solely for the account of the selling shareholders. We will not receive any proceeds from the sale of these shares.

                ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

    On February 2, 2000, we issued 1,757,545 shares of our common stock to the selling stockholders in a private placement transaction. This prospectus covers the resale of the shares of common stock issued in the private placement.

                              PLAN OF DISTRIBUTION

    Shares of common stock offered by this prospectus may be offered and sold from time to time by the selling stockholders. As used herein, "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell shares from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, through put or call options transactions relating to the shares or a combination of methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders and any underwriters, dealers or agents who participate in the distribution of the shares may be deemed to be "underwriters" under the Securities Act of 1933. Any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities arising under the Securities Act.

    Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

    The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a broker-dealer might be in excess of customary commissions).

    The selling stockholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the common stock offered by this prospectus in amounts customary for this type of transaction. Each selling stockholder will also pay all applicable transfer taxes and fees for its legal counsel incurred in connection with the sale of shares.

    The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of the shares offered by this prospectus in the market, and to their own activities and those of their affiliates. The selling stockholders have advised us that during the time they are engaged in attempting to sell the shares offered by this prospectus, they will:

    - not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the shares offered by this prospectus except in compliance with the Securities Act of 1933, as amended, applicable state securities laws and the respective rules and regulations promulgated thereunder;

    - provide copies of this prospectus to each transferee of such selling stockholder's shares offered by this prospectus; and

    - not use on of the shares offered by this prospectus to cover any short position in the common stock of the Company if doing so would be in violation of applicable securities laws.

    We have agreed to maintain the effectiveness of this registration statement until, with respect to each selling stockholder, the earlier of (i) the second anniversary of February 2, 2000, (ii) the date on which the selling stockholder may sell all of the shares offered by this prospectus without restriction by the volume limitations of Rule 144(e) of the Securities Act, or (iii) such time as all shares offered by this prospectus by such selling stockholder have been sold pursuant to a registration statement. No sales may be made pursuant to this prospectus after the expiration date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

                              SELLING STOCKHOLDERS

    The following table sets forth certain information as of February 2, 2000, with respect to the selling stockholders. The following table assumes that the selling stockholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares that actually will be sold.

    The number and percentage of shares beneficially owned is based on 12,804,855 shares outstanding at January 31, 2000 determined in accordance with Rule 13d-3 of the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power, and also includes shares which an individual has the right to acquire within 60 days of January 31, 2000 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

    No selling stockholder has had any material relationship with us or any of our predecessors or affiliates within the last three years.

                                                    SHARES BENEFICIALLY
                                                      OWNED PRIOR TO        SHARES
                                                       THE OFFERING        OFFERED     AFTER THE OFFERING
                                                    -------------------    BY THIS     -------------------
SELLING STOCKHOLDER                                  NUMBER    PERCENT    PROSPECTUS    NUMBER    PERCENT
-------------------                                 --------   --------   ----------   --------   --------
Activest American Performance Fund................   40,000      *           40,000          0      *
Activest Management SA............................   96,000      *           96,000          0      *
Aries Domestic Fund, L.P..........................   27,434      *           27,434          0      *
Aries Domestic Fund II, L.P.......................    4,625      *            4,625          0      *
The Aries Master Fund.............................   57,941      *           57,941          0      *
Caduceus Capital II, LP...........................   58,000      *           58,000          0      *
Eaton Vance Worldwide Health Sciences Fund........  150,000      1.17%      150,000          0      *
Green Line Mutual Funds--Green Line Health
  Sciences Fund...................................  171,000      *          171,000          0      *
The Kaufmann Fund.................................  272,500      2.13%      272,500          0      *
Merlin Biomed International Ltd...................   60,000      *           60,000          0      *
Merlin Biomed, L.P................................   40,000      *           40,000          0      *
Noranda Finance, Inc. Common Trust................   89,300      *           72,890     16,410      *
Palm Trust........................................   10,910      *            8,930      1,980      *
Parker Foundation.................................   19,020      *           15,520      3,500      *
PW Eucalyptus Fund, LLC...........................  155,000      1.21%      155,000          0      *
PW Eucalyptus Fund, Ltd...........................    9,500      *            9,500          0      *
T. Rowe Price Health Sciences Fund, Inc...........  283,545      2.21%      283,545          0      *
Westfield Capital Growth Fund L.P.................   92,000      *           92,000          0      *
Westfield Capital Growth Fund II L.P..............    8,000      *            8,000          0      *
Westcliff Long/Short, L.P.........................    6,530      *            5,330      1,200      *
Westcliff Master Fund, L.P........................   26,560      *           21,700      4,860      *
Westcliff Partners, L.P...........................   25,580      *           17,320      8,260      *
Westcliff Partners SA, L.P........................    6,270      *            4,230      2,040      *
Westcliff Small Cap Fund, L.P.....................    4,930      *            4,080        850      *
Winchester Global Trust Company Limited as Trustee
  for Caduceus Capital Trust......................   82,000      *           82,000          0      *

------------------------

*   less than 1%

                                 LEGAL MATTERS

    The validity of the issuance of the common stock offered by this prospectus will be passed upon by Venture Law Group, A Professional Corporation, Menlo Park, California, counsel to LJL BioSystems, Inc.

                                    EXPERTS

    The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC's World Wide Web site at http://www.sec/gov. Reports, proxy and information statements and other information concerning LJL BioSystems, Inc., may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

    The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the selling stockholders have sold all the shares.

    The following documents filed with the SEC are incorporated by reference in this prospectus:

    1. Our Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on February 16, 2000.

    2. Our Current Reports on Form 8-K, filed with the SEC on January 13, January 26, February 3 and February 9, 2000, and on Form 8-K/A on February 10, 2000.

    3. The description of our common stock in our Registration Statement on Form 8-A filed with the SEC on January 22, 1998 (File No. 000-23647).

    We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Robert T. Beggs, 404 Tasman Drive, Sunnyvale, CA 94089, telephone: (408) 541-8787.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses payable by the Registrant in connection with the sale and distribution of the Common Stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable individually by the selling stockholders. All amounts shown are estimates except the SEC registration fee and the Nasdaq listing fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC registration fee........................................   $  7,104
Legal fees and expenses.....................................    100,000
Accounting fees and expenses................................     10,000
Nasdaq listing fees.........................................     17,500
Miscellaneous expenses......................................     15,000
                                                               --------
  Total.....................................................   $149,604
                                                               ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Articles XIII and XIV of the Registrant's Fourth Amended and Restated Certificate of Incorporation and
Article VI of the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors and maintains director and officer liability insurance.

    In connection with this offering, the selling stockholders have agreed to indemnify the Registrant, its directors and officers and each such person who controls the Registrant, against any and all liability arising from inaccurate information provided to the Registrant by the selling stockholders and contained herein up to a maximum (except in the case of willful fraud by the selling stockholder) of the net proceeds received by the selling stockholders from the sale of their shares hereunder.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                                     DESCRIPTION OF EXHIBIT
-------                 ------------------------------------------------------------
        4.7(1)          Form of Stock Purchase Agreement dated as of February 2,
                        2000
        5.1             Opinion of Venture Law Group, A Professional Corporation
       23.1             Consent of Independent Accountants
       23.2             Consent of Counsel (included in Exhibit 5.1)
       24.1             Power of Attorney (see page II-3)

------------------------

(1) Incorporated by reference to Exhibit 4.6 filed with our current report on Form 8-K, as filed February 3, 2000.

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on February 16, 2000.

                                                       LJL BIOSYSTEMS, INC.

                                                       By:                /s/ LEV LEYTES
                                                            -----------------------------------------
                                                                          Lev J. Leytes
                                                              PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                                                CHAIRMAN OF THE BOARD OF DIRECTORS

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, Lev J. Leytes and Robert T. Beggs, and each of them, as his attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the Offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                   SIGNATURE                                    TITLE                      DATE
                   ---------                                    -----                      ----
                 /s/ LEV LEYTES                   President, Chief Executive
     --------------------------------------         Officer and Chairman of the      February 16, 2000
                (Lev J. Leytes)                     Board

               /s/ GALINA LEYTES
     --------------------------------------       Executive Vice President and       February 16, 2000
                (Galina Leytes)                     Director

              /s/ GEORGE W. DUNBAR
     --------------------------------------       Director                           February 16, 2000
            (George W. Dunbar, Jr.)

              /s/ DANIEL S. JANNEY
     --------------------------------------       Director                           February 16, 2000
               (Daniel S. Janney)

             /s/ MICHAEL F. BIGHAM
     --------------------------------------       Director                           February 16, 2000
              (Michael F. Bigham)

                   SIGNATURE                                    TITLE                      DATE
                   ---------                                    -----                      ----
               /s/ JOHN G. FREUND
     --------------------------------------       Director                           February 16, 2000
             (John G. Freund, M.D.)

              /s/ JOHN D. DIEKMAN
     --------------------------------------       Director                           February 16, 2000
            (John D. Diekman, Ph.D.)

                              LJL BIOSYSTEMS, INC.
                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                     DESCRIPTION OF EXHIBIT
-------                 ------------------------------------------------------------
        4.7(1)          Form of Stock Purchase Agreement dated as of February 2,
                          2000

        5.1             Opinion of Venture Law Group, A Professional Corporation

       23.1             Consent of Independent Accountants

       23.2             Consent of Counsel (included in Exhibit 5.1)

       24.1             Power of Attorney (see page II-3)

------------------------

(1) Incorporated by reference to Exhibit 4.6 filed with our current report on Form 8-K, as filed February 3, 2000.